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[LOGO] WILLKIE FARR & GALLAGHER LLP

                                                       1875 K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

June 3, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: iShares MSCI Russia Capped Index Fund, Inc.
              Investment Company Act File No. (unknown)
              Securities Act File No. (not yet assigned)

Ladies and Gentlemen:

On behalf of the iShares MSCI Russia Capped Index Fund, Inc. (the
"Corporation"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, an initial Registration Statement on Form N-1A.

The Registration Statement is being filed as an initial registration for a new registrant and includes a single series:

     iShares MSCI Russia Capped Index Fund (the "Fund").

As a new registrant, the Company separately filed a Form N-8A Notification of Registration immediately prior to the filing of this Registration Statement.

Initially, it was proposed that the Fund would be introduced as a new series of iShares Trust and a Post-Effective Amendment to the iShares Trust Registration Statement was submitted on January 29, 2010 (File No. 333-92935, Series identifier S000028682) That filing was reviewed by the Staff, and comments were provided by telephone on March 4 and March 11, 2010. This filing incorporates changes made in response to those Staff comments.

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If you have any questions or comments, please call Ryan Leshaw at (202) 303-1138 or me at (202) 303-1203.

Sincerely,


/s/ Anthony A. Vertuno
---------------------------------
Anthony A. Vertuno

cc: Jessica Bentley, Esq.
    Benjamin J. Haskin, Esq.


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